

Mail Stop 7010

March 2, 2007

By U.S. Mail and Facsimile

Mr. Bruce J. Labovitz
Chief Financial Officer
Comstock Homebuilding Companies, Inc.
11465 Sunset Hills Road
Suite 510
Reston, VA 20190

> **Re: Comstock Homebuilding Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2006**
> **File No. 001-32375**

Dear Mr. Labovitz:

We have reviewed your response letter dated February 20, 2007 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Prior Comment Three – Segment Reporting

1.   We note your response to prior comment three. However, your prior response did not provide us with any support of how your operating segments have similar economic characteristics. Please tell us and provide documentation, supplementally, supporting your determination that each of your operating segments, the individual real estate projects, have similar economic characteristics.

*   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

      If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

                   Sincerely,

                   John Cash
                   Accounting Branch Chief